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                                                August 19, 1997


TO:   The Limited Partners of PaineWebber R&D Partners II, L.P.


      An entity by the name of BioRoyalties, L.L.C. ("BRLLC" or the "Offeror") has made an offer to purchase any and all Limited Partner units ("Units") in PaineWebber R&D Partners II, L.P. ("R&D II" or the "Partnership") at a purchase price per Unit of $3,650, net to the seller in cash. This price will be automatically reduced by the aggregate amount of any cash or asset distributions made or declared by the Partnership on or after June 30, 1997 (distributions since June 30, 1997 to date have totaled $50 per Unit). BRLLC's offer commenced without the endorsement or approval of the general partner of R&D II (the "General Partner"). BRLLC is not an affiliate of R&D II, its General Partner or PaineWebber Incorporated.

      THE GENERAL PARTNER BELIEVES BRLLC's OFFER OF $3,650 PER UNIT (AS ADJUSTED AS DESCRIBED ABOVE) TO BE FINANCIALLY INADEQUATE AND RECOMMENDS THAT LIMITED PARTNERS NOT TENDER THEIR UNITS TO BRLLC IN THE OFFER.

      As described in the attached Schedule 14D-9 prepared by the General Partner, which we urge you to read in its entirety, as a Limited Partner, you should be aware of and consider the following:

      |X| The General Partner believes BRLLC's offer of $3,650 per Unit (as adjusted in the manner described above) to be financially inadequate. The General Partner estimates a reasonable range of value of the assets underlying the Units, as described in the attached Schedule 14D-9, to be $5,555 to $6,965.

      |X| The General Partner believes that in order for the Offeror to realize any significant return on its investment, the Offeror is required to purchase your Units at a substantial discount from fair market value (based on the above- stated range of values, the offer represents between a 35% to 48% discount). The General Partner bases this belief on the passive nature of the assets held by the Partnership, which consist primarily of product royalty rights whose value is derived from product sales and whose value cannot be affected by the holder of the royalty right.

      |X| Neither the General Partner nor any of its affiliates currently receives any fees or other economic benefit from the Partnership, and the General Partner is making its recommendation to the Limited Partners not to tender their Units to BRLLC based solely on its commitment to protect the interests of the Limited Partners.




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      The Offeror states that its reason for making the Offer is it believes
"that the Units represent an attractive investment at the price offered." Most of the principals of BRLLC are former employees of PaineWebber Development Corporation ("PWDC"), an affiliate of the Partnership, including Mr. Stephen Evans-Freke, who were involved in identifying and selecting the Partnership's investments; accordingly, they are familiar with and understand the value of the Partnership's assets.

      You may be hearing directly from BRLLC regarding their tender offer. You have a right not to be bothered or harassed by them, and BRLLC has agreed with the General Partner to respect your privacy. Please contact PWDC's Investor Services Group if you feel that BRLLC is not abiding by its commitment, or if you would prefer that they not solicit you directly.

      Each Unit represents an original investment of $10,000. To date, Limited Partners have received cash distributions of $2,516 and distributions of securities totaling $7,205 per Unit, as valued on the date of distribution.

      The Units were intended to be a long-term investment. The Units are illiquid, so there is no efficient trading market for your Units. There is a limited secondary market for the Units, but the prices which may be realized by a seller in such market are generally significantly discounted from the values of the assets underlying such Units and have historically been and may be lower than the price BRLLC is offering. Before making a decision with regard to BRLLC's offer, please review the matters disclosed in the attached Schedule 14D-9 filed by the Partnership with the Securities and Exchange Commission, and please consult with your tax advisor regarding the possible sale of your Units.

      For the reasons set forth in this letter and in the Schedule 14D-9, we recommend that you not tender your Units in the BRLLC offer. If you have already tendered your Units to BRLLC and wish to change your mind, you may withdraw them by following the procedure of withdrawal as described in BRLLC's offer materials.

      If you have any further questions, please contact PaineWebber Development Corporation Investor Services at 1-800-852-6570.

                                    Sincerely,


                                    PaineWebber Development Corporation,
                                    on behalf of the General Partner

cc:  Investment Executive